
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-69454


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                          MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **TRC Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Coleman Blvd, Suite 404
(No. and Street)

Mt. Pleasant	**SC**	**29464**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ellman	**(646) 541-3934**	**mellman@tower-research.com**
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Sean Concannon**_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **TRC Markets LLC**_____, as of **December 31**, **2023** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> MATTHEW A. WEISS
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 02WE6378549
> Qualified in New York County
> Commission Expires September 15, 2026

Signature: _____

Title:

Principal Financial Officer_____

Notary Public

This filing contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRC MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

TRC MARKETS LLC

CONTENTS



| Report of Independent Registered Public Accounting Firm | RSM US LLP |

To the Member of TRC Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TRC Markets LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 23, 2024

TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	8,671,025
Receivable from clearing broker		5,704,253
Rebate receivable		2,338,113
Receivable from affiliates		807,424
Other assets		25,413
Total assets	$	17,546,228

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	1,814,617
Due to Tower Research Capital LLC (Note 5)	348,717
Total liabilities	2,163,334

Member's equity		15,382,894
Total liabilities and member's equity	$	17,546,228

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of agency execution in, but not limited to, exchange-traded funds ("ETFs") and equities in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2023.

The Company is exempt from preparing a Customer Reserve computation pursuant to SEC Rule 15C3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2023, the Company does not hold any financial instruments that are recorded at fair value.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Brokerage Commissions

The Revenue from Contracts with Customers ("ASC Topic 606") guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company executes securities transactions on behalf of its customer. Each time the customer enters into a buy or sell transaction, the company charges a commission. The commission rate is determined based on costs associated with execution of the customer's order plus a markup. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. At December 31, 2022 the commission receivable was $1,020,549, at December 31, 2023 the commission receivable was $807,424 and is included in receivable from affiliate on the statement of financial condition.

Exchange Rebates, net

Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement of liquidity from the order flow in the market place related to the trading of an affiliate. These rebates are received or paid on the trades executed by TRCM on behalf of an affiliate and are recorded on a trade date basis. During 2023, the Company incurred $22,133,536 of exchange fees and recorded $44,778,551 of exchange rebates. Rebate receivables are carried at amortized cost, net an allowance for credit losses. At December 31, 2023 the Company had $2,338,113 of rebate receivables on the Statement of Financial Condition. The Company has no allowance for credit losses for the rebate receivable as of and for the year ended December 31, 2023.

Brokerage, Exchange and Clearance Fees

Brokerage, exchange and clearance fees comprise the costs of executing and clearing trades and are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Allowance for Credit Loss

The Company evaluates certain financial assets measured at amortized cost under the current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified receivable from clearing broker as impacted by the new guidance. The Company has no allowance for credit losses as of and for year ended December 31, 2023.

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Recent Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. The ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, or in fiscal 2025 for the Company, and interim periods within fiscal years beginning one year later. Early adoption is permitted and the amendments must be applied retrospectively to all prior periods presented. The adoption of this guidance will not affect the Company's results of operations, financial condition or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

2. Derivative Instruments

The Company's derivative activities are limited to the trading of futures on exchanges. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value, and the net trading gains and losses associated with these derivatives is recorded on the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

As a market maker the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contracts. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risk based on model and there is no guarantee that the hedging strategies will achieve their desired effect.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

For the year ended December 31, 2023, the Company has elected the alternative disclosure for gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose, on a combined basis, the gains and losses related to all derivative and non-derivative (or cash) to be classified as trading instruments disaggregated by the type of underlying risk. The Company traded equities and futures contracts during the year.

Gains and losses on trading activities included in the statement of operations during the year ended December 31, 2023 are as follows:

Underlying Risk:	Net Trading Gains and Losses
Equity Price	$ 4,736,793
Foreign Currency Exchange Rate	(119)
Total	$ 4,736,674

3. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital requirement of $250,000. At December 31, 2023, the Company's net capital was $12,211,944, which was $11,961,944 in excess of its minimum net capital requirement of $250,000.

4. Concentrations of credit risk

The Company maintains its cash balances in financial institutions in excess of federally insured limits. The Company does not consider itself to be at risk with respect to its cash balances.

5. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, as well as office and administrative support services. For the year ended December 31, 2023, the total fees charged by the Parent were $6,380,433, which is reflected on the Statement of Operations. As of December 31, 2023, $348,717 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition.

The Company has an expense sharing agreement with its broker-dealer affiliate, Latour Trading LLC. Pursuant to this expense sharing agreement, the Company pays expenses on behalf of the affiliate related to development and execution of a trading platform. For the year ended December 31, 2023, the total costs charged to this affiliate was $921,483, which is reflected on the Statement of Operations. As of December 31, 2023, $66,108 is due from Latour Trading LLC related to these expenses, which is included in Receivable from affiliates on the Statement of Financial Condition.

The Company also enters into securities transactions such as trade executions for its affiliated customer, Spire X Trading LLC. At December 31, 2023, the total receivable from Spire X Trading LLC was $741,316, which is included in Receivable from affiliates on the Statement of Financial Condition. For the year ended December 31, 2023, the total revenue from this affiliated customer is $10,362,170. Commissions' calculations may have differed if such transactions were executed with unrelated parties.

All related party payables and receivable are settled on a monthly basis.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

6. Receivable from clearing broker

The amounts receivable and payable from brokers arise in the ordinary course of business.

At December 31, 2023, the receivable from clearing broker in the Statement of Financial Condition consists of cash from one broker. The Company has also agreed to maintain a minimum net liquidating balance of $100,000 with the broker. The amount held at the broker at December 31, 2023 is $5,682,931. The Company clears all its securities transactions with ABN AMRO Clearing USA LLC, (the "Clearing Broker"). The Company has no allowance for credit losses for the receivable from clearing broker as of and for the year ended December 31, 2023.

7. Commitments, contingencies, and guarantees

At December 31, 2023, the Company does not have any material commitments or contingencies that could result in a loss or future obligation.

8. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

9. Subsequent events

Management of the Company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. The Company made did not make a distribution to its Parent through the date the financial statements were issued.